Via Facsimile and U.S. Mail
Mail Stop 6010

January 31, 2006

Dennis W. Healey
Executive Vice President and
Principal Financial Officer
Viragen, Inc.
865 SW 78th Avenue, Suite 100
Plantation, Florida 33324

Re: Viragen, Inc.
        Form 10-K for the Fiscal Year Ended June 30, 2005
        Form 10-Q for the Fiscal Quarter Ended September 30, 2005
        File Number: 001-15823

Dear Mr. Healey:

        We have reviewed your filings and have the following comment. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comment, we
ask you to provide us with additional information so we may better understand your
disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q – September 30, 2005

Financial Statements, page 2

Note E. Convertible notes and debentures, page 10

1. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the warrants issued in connection with the September 15, 2005 securities purchase agreement should be classified as liabilities and whether the conversion feature should be bifurcated from the convertible debt instrument. Since the registration rights agreement requires net cash settlement if the registration statement ceases for any reason to remain continuously effective, it appears as though you fail paragraph 12 of 00-19 and that the warrants should be classified as liabilities. Changes in the fair value of the warrants would then be recorded in earnings until settlement.

* * * *

Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

       You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant